

June 20, 2007

By Facsimile ((954) 468-7989) and U.S. Mail

Laurie L. Green, Esq.
Holland & Knight LLP
One East Broward Boulevard
Suite 1300
Fort Lauderdale, FL 33301

>   **Re: ION Media Networks, Inc.**
>   **Schedule TO-I filed June 8, 2007**
>   **File No. 005-44331**

Dear Ms. Green:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Exchange

1.   We note that the structure of the offer allows the bidder the ability to determine the amount and nature of the consideration to be paid to security holders depending on the percentage of each class of subject securities tendered. We also note that you will not make the determination described above until the expiration of the offer, at which time you would notify security holders the nature and amount of the consideration to be paid for their tendered securities. Finally, we note that it appears you are not contemplating extending the offer after this change in consideration. Please provide us your detailed legal analysis of your compliance with the requirements of Rule 14e-1(b).

The Exchange Offer and Consent Solicitation

Terms of the Exchange Offer and Consent Solicitation, page 83

2.   We note that (i) the matters subject to your consent solicitation (A) include the approval of the <u>issuance</u> of the Series A-1 Convertible Preferred Stock to be used to pay for tendered securities and (B) require the approval of each of the two classes of preferred stock subject to the exchange offer and of the common stock, (ii) you have either obtained or will obtain the consent of a majority holder of common stock and will distribute an information statement on Schedule 14C on or about the expiration date of the offer. We also note that, in connection with the exchange offer, you intend to issue the shares of Series A-1 Convertible Preferred Stock promptly after the expiration of the exchange offer. In light of the requirements of Rule 14c-2(b) with respect to the timing of corporate action taken in connection with an information statement, please provide us with your detailed legal analysis regarding how the issuance of shares of Series A-1 Convertible Preferred Stock will comply with that rule.

3.   We note the terms of the Termination Exchange. Please provide us your legal analysis of that arrangement in light of the requirements of Rule 13e-4(f)(6).

Conditions of the Exchange Offer, page 85

4.   We note that condition (g) provides you may terminate the offer pursuant to an agreement between the company, CIG and NBCU to do so. This condition would render the offer illusory. Please revise to eliminate this right or clarify.

5.   We note that the determination of whether a condition exists or will be waived is subject to the decisions of both the company and CIG. Please provide us with your detailed legal analysis of why you believe CIG is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

6.   Please revise the last paragraph of this section to clarify it. For example, when you state that "the Exchange Offer will expire" and you will or will not be required to conduct the Termination Exchange, do you mean that you will not accept any tendered securities and that the offer will be terminated?

Security Ownership, page 91

7.   Please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Description of Material United States Federal Income Tax Considerations, page 163

8.   We note your disclaimer in the first paragraph of this section relating to Treasury Department Circular 230 and that the disclosure following it is the tax opinion of legal counsel. Provide your analysis of whether the opinion in this case is a "covered" opinion. We note additionally that a tax opinion is not required in connection with a Schedule TO. Alternatively, delete the legend.

9.   Please file the tax opinion referred to in the second paragraph of this section as an exhibit to Schedule TO. Refer to Item 1016(h) of Regulation M-A.

10.   We note the disclosure in the first paragraph under the caption "Consequences of Ownership of Our Notes" (page 166) that you are describing "certain" of federal income tax consequences of participating in the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

Letters of Transmittal

11.   We note that on the cover page and in the first page of the letter to be delivered by a tendering security holder to you each letter improperly asks security holders to represent that they have "read" or have "read and agree" to all of the terms and conditions of the offer. Please revise to delete the requirement that security holders certify that they have read and agreed to all of the terms and conditions of the offering materials. Alternatively, amend each letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials (and agreed to all of its terms and conditions) as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability. To the extent that you have already circulated the letters of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing Information

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an

Laurie L. Green, Esq.
Holland & Knight LLP
June 20, 2007
Page 4

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions